                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Odyssey Re Holdings Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    67612W108
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [ ].

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    V. Prem Watsa

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Canada

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               IN

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    THE SIXTY TWO INVESTMENT COMPANY LIMITED

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    British Columbia

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    FAIRFAX FINANCIAL HOLDINGS LIMITED

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Canada

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    ODYSSEY RE HOLDINGS LTD.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Canada

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    ODYSSEY RE GROUP LTD.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Canada

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    FAIRFAX INC.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Wyoming

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------


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
                                      13D



CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    TIG HOLDINGS, INC.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D



CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    TIG INSURANCE GROUP

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    California

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially                 48,000,000

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With                     48,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             48,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        73.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    TIG INSURANCE COMPANY

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    California

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of                  41,833,333

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting                  41,833,333

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                             41,833,333

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        64.2

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

                                      13D


CUSIP NO. 67612W108                                          PAGE 1  OF    PAGES
--------------------------------------------------------------------------------
1   Name of Reporting Person
    ORH HOLDINGS INC.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds
    OO

--------------------------------------------------------------------------------
5   Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of                   6,166,667

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting                   6,166,667

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person
                              6,166,667

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)        9.5

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)               CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is the shares of common stock, $.01 par value, of Odyssey Re Holdings Corp. (the "Shares"), a Delaware corporation. The Shares are listed on the New York Stock Exchange. The address of the principal executive office of Odyssey Re Holdings Corp. ("OdysseyRe") is 140 Broadway, 39th Floor, New York, New York 10005.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

         (i) V. Prem Watsa, an individual residing at 21 Douglas Drive, Toronto, Ontario, Canada, M4W 2B2, is a citizen of Canada;

         (ii) The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

         (iii) Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada, is controlled by The Sixty Two Investment Company Limited and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

         (iv) Odyssey Re Holdings Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Odyssey Re Holdings Ltd. is as a holding company. The principal business address and principal office address of Odyssey Re Holdings Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

         (v) Odyssey Re Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Odyssey Re Group Ltd. is as a holding company. The principal business address and principal office address of Odyssey Re Holdings Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

         (vi) Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

         (vii) TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

         (viii) TIG Insurance Group, a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

         (ix) TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

         (x) ORH Holdings Inc. ("ORH"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of ORH is as a holding company. The principal business address and principal office address of ORH is 300 First Stamford Place, Stamford, Connecticut 06902;

         Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Limited, Odyssey Re Group Limited, Fairfax Inc., TIG Holdings, Inc. or TIG Insurance Group that it is the beneficial owner of the Shares referred to herein for purposes of
         Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

         The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, or I, as the case may be, and such Annexes are incorporated herein by reference.

         Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

         During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 19, 2001, OdysseRe completed an initial public offering of 17,142,857 Shares. Immediately prior to the completion of the initial public offering, TIG and ORH, both wholly-owned subsidiaries of Fairfax, transferred all of the outstanding shares of Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut corporation, to OdysseyRe in exchange for (1) 48,000,000 Shares, (2) a cash payment by OdysseyRe to TIG and ORH of $233.6 million and (3) a $200 million term note issued by OdysseyRe to TIG.

ITEM 4.  PURPOSE OF TRANSACTION.

         OdysseyRe was incorporated on March 22, 2001 to serve as the holding company for Odyssey America and its operating subsidiaries. In connection with OdysseyRe's initial public offering of Shares, TIG and ORH transferred all of the outstanding shares of Odyssey America to OdysseyRe in exchange for the consideration described above in Item 3.

         The Reporting Persons have the following plans and proposals:

         (a) The Reporting Persons currently do not intend to acquire or dispose of Shares of OdysseyRe, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in OdysseyRe, including the price and availability of the Shares, subsequent developments affecting OdysseyRe's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares of OdysseyRe or may decide in the future to sell all or part of their investment in OdysseyRe;

         (b) The Reporting Persons have no plans or proposals to cause OdysseyRe to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of OdysseyRe or any of its subsidiaries;

         (c) The Reporting Persons have no plans or proposals to cause OdysseyRe or any of its subsidiaries to sell or transfer a material amount of assets;

         (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of OdysseyRe, whether through a change in the number or term of directors or otherwise;

         (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of OdysseyRe;

         (f) The Reporting Persons have no plans or proposals to cause OdysseyRe to make any other material change in its business or corporate structure;

         (g) The Reporting Persons have no plans or proposals to cause OdysseyRe to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of OdysseyRe by any person;

         (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

         (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; and

         (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this
                  Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

         (b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

         (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, or I, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

                  Andrew A. Barnard purchased 55,556 Shares on June 19, 2001 in the initial public offering of Shares at a price of $18.00 per share using

                  $1,000,000 loaned to him by OdysseyRe.

                  Grants of restricted shares of common stock of OdysseyRe were made pursuant to the OdysseyRe Restricted Share Plan to the following individuals in the following amounts on or about June 19, 2001:

                  Andrew A. Barnard:                 55,556
                  Michael G. Wacek:                  22,222
                  Roland W. Jackson:                 22,222
                  Anthony J. Narciso, Jr.:           11,111
                  Donald L. Smith:                    8,333

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of OdysseyRe's common shares held by the Reporting Persons other than each of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, or I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OdysseyRe, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

         OdysseyRe has entered into a registration rights agreement with TIG and ORH. The registration rights agreement includes rights to require OdysseyRe to register the offer and sale of Shares held by TIG and ORH on up to three different occasions. Each of TIG and ORH may also require OdysseyRe to file registration statements on Form S-3 once OdysseyRe becomes eligible to use that form. The registration rights agreement also includes the right to require OdysseyRe to include OdysseyRe common stock held by TIG and ORH in up to three future registration statements that OdysseyRe files with the Securities and Exchange Commission. The agreement also provides TIG and ORH with comparable rights to require OdysseyRe to qualify their shares of common stock for distribution, by prospectus or otherwise, in any province or territory in Canada in which OdysseyRe is a reporting issuer. Under the agreement, OdysseyRe also provides TIG and ORH with the right to participate in any securities offerings by OdysseyRe in order to maintain their percentage ownership. These rights are subject to various conditions and limitations.

         Under the registration rights agreement, OdysseyRe will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of shares of common stock upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act or Canadian securities laws.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as exhibits:

         Exhibit 1:        Joint filing agreement dated June 27, 2001 between V.
                           Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Limited, Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company and ORH Holdings Inc.

         Exhibit 2: Registration Rights Agreement dated June 19, 2001 between Odyssey Re Holdings Corp., TIG Insurance Company and ORH Holdings Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 27th day of June, 2001.

                                   V. PREM WATSA

                                           /s/  V. Prem Watsa
                                      ------------------------------------------




                                   THE SIXTY TWO INVESTMENT
                                   COMPANY LIMITED



                                   By:     /s/  V. Prem Watsa
                                      ------------------------------------------
                                      Name:  V. Prem Watsa
                                      Title:  President




                                   FAIRFAX FINANCIAL HOLDINGS LIMITED



                                   By:     /s/  Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title:  Vice President, Corporate Affairs




                                   ODYSSEY RE HOLDINGS LIMITED



                                   By:     /s/  Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title:  Vice President

                                   ODYSSEY RE GROUP LTD.



                                   By:     /s/  Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title:  Vice President




                                   FAIRFAX INC.



                                   By:     /s/  Donald L. Smith
                                      ------------------------------------------
                                      Name:  Donald L. Smith
                                      Title:  Vice President




                                   TIG HOLDINGS, INC.



                                   By:     /s/  William H. Huff
                                      ------------------------------------------
                                      Name:  William H. Huff
                                      Title:  Senior Vice President




                                   TIG INSURANCE GROUP



                                   By:     /s/  William H. Huff
                                      ------------------------------------------
                                      Name:  William H. Huff
                                      Title:  Vice President

                                   TIG INSURANCE COMPANY



                                   By:     /s/  William H. Huff
                                      ------------------------------------------
                                      Name:  William H. Huff
                                      Title:  Vice President


                                   ORH HOLDINGS INC.



                                   By:     /s/  Donald L. Smith
                                      ------------------------------------------
                                      Name:  Donald L. Smith
                                      Title:  Senior Vice President

                                  EXHIBIT INDEX

Exhibit
No.               Description
---               -----------

1. Joint filing agreement dated June 27, 2001 between V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Limited, Odyssey Re Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company and ORH Holdings Inc.

2. Registration Rights Agreement dated June 19, 2001 between Odyssey Re Holdings Corp., TIG Insurance Company and ORH Holdings Inc.

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     THE SIXTY TWO INVESTMENT COMPANY LIMITED

         The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
Winslow W. Bennett                     President, Winwood Holdings Ltd.,                  Canadian
(Chairman)                             505 Burrard Street
                                       Suite 1880
                                       Vancouver, British Columbia
                                       V7X 1M6

Eric P. Salsberg                       Vice President, Corporate Affairs,                 Canadian
(Assistant Secretary and Director)     Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

V. Prem Watsa                          Chairman and Chief Executive Officer               Canadian
(President and Director)               Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         FAIRFAX FINANCIAL HOLDINGS LTD.

         The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Ltd.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,              Canadian
(Chairman and Chief                    Fairfax Financial Holdings Limited
Executive Officer)                     95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

Kenneth R. Polley                      Chairman, Lindsey Morden Group Inc.                Canadian
(Director)                             7102 Doral Place
                                       Tyler, Texas  75703

Winslow W. Bennett                     President, Winwood Holdings Ltd.                   Canadian
(Director)                             505 Burrard Street, Suite 1880
                                       Vancouver, British Columbia
                                       V7X 1M6

Robbert Hartog                         President, Robhar Investments Ltd.                 Canadian
(Director)                             R.R. #1
                                       Perkinsfield, Ontario  L0L 2J0

Paul B. Ingrey                         Retired, 48 Bobkat Road                            United States
(Director)                             Hague, New York  12836

Trevor J. Ambridge                     Vice President and Chief                           Canadian
(Vice President and Chief              Financial Officer, Fairfax
Financial Officer)                     Financial Holdings Limited

Eric P. Salsberg                       Vice President, Corporate Affairs                  Canadian
(Vice President,                       Fairfax Financial Holdings Limited
Corporate Affairs)

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS LTD.

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Ltd.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,              Canadian
(Chairman)                             Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

Bradley P. Martin                      Vice President, Fairfax Financial Holdings         Canadian
(Vice President and Director)          Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

Eric P. Salsberg                       Vice President, Corporate Affairs,                 Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ODYSSEY RE GROUP LTD.

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Group Ltd.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
Andrew A. Barnard                      President, Chief Executive Officer and             United States
(President and Chief                   Director, Odyssey Re Holdings Corp.
Executive Officer)                     140 Broadway Avenue
                                       39th Floor
                                       New York, NY  10005

James F. Dowd                          President and Chief Executive Officer,             United States
(Chairman)                             Fairfax Inc.
                                       305 Madison Avenue
                                       Morristown, NJ  07960

Eric P. Salsberg                       Vice President, Corporate Affairs                  Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

Bradley P. Martin                      Vice President,                                    Canadian
(Director)                             Fairfax Financial Holdings Limited

V. Prem Watsa                          Chairman and Chief Executive Officer               Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited

John C. Varnell                        Vice President,                                    Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited

Roland W. Jackson                      Executive Vice President and Chief                 United States
(Executive Vice President and          Financial Officer,
Chief Financial Officer)               Odyssey Re Holdings Corp.

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

        The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
Eric P. Salsberg                       Vice President, Corporate Affairs                  Canadian
(Chairman)                             Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

James F. Dowd                          President and Chief Executive Officer,             United States
(President, Chief Executive            Fairfax Inc.
Officer and Director)                  305 Madison Avenue
                                       Morristown, NJ  07906

Ronald Schokking                       Vice President,                                    Canadian
(Vice President, Treasurer             Fairfax Financial Holdings
and Director)                          Limited

John C. Varnell                        Vice President,                                    Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

         The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,              Canadian
(President and Director)               Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

Eric P. Salsberg                       Vice President, Corporate Affairs,                 Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited

Bradley P. Martin                      Vice President,                                    Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited

William H. Huff                        Senior Vice President,                             United States
(Senior Vice President, Secretary      Secretary and General Counsel
and General Counsel)                   TIG Insurance Company
                                       5205 N. O'Connor Blvd.
                                       Suite W200
                                       Irving, Texas  75039

                                                                         ANNEX G

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG INSURANCE GROUP

         The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
Courtney C. Smith                      President and Chief Executive Officer,             United States
(President, Chief Executive Officer    TIG Insurance Company
and Director)                          5205 N. O'Connor Blvd.
                                       Suite W200
                                       Irving, Texas  75039

R. Scott Donovan                       Chief Financial Officer,                           United States
(Chief Financial Officer and           TIG Insurance Company
Director)

Frederik M. Fonstein                   Managing Director,                                 United States
(Director)                             TIG Insurance Company

William H. Huff                        Vice President, Secretary and                      United States
(Vice President, Secretary,            General Counsel,
General Counsel and Director)          TIG Insurance Company

Lon P. McClimon                        Managing Director,                                 United States
(Director)                             TIG Insurance Company

John C. Magee                          Managing Director,                                 United States
(Director)                             TIG Insurance Company

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

         The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
Courtney C. Smith                      President and Chief Executive Officer,             United States
(President, Chief Executive Officer    TIG Insurance Company
and Director)                          5205 N. O'Connor Blvd.
                                       Suite W200
                                       Irving, Texas  75039

R. Scott Donovan                       Chief Financial Officer,                           United States
(Chief Financial Officer               TIG Insurance Company
and Director)

Frederik M. Fonstein                   Managing Director                                  United States
(Director)                             TIG Insurance Company

William H. Huff                        Vice President, Secretary and                      United States
(Vice President, Secretary,            General Counsel,
General Counsel and Director)          TIG Insurance Company

Lon P. McClimon                        Managing Director,                                 United States
(Director)                             TIG Insurance Company

John C. Magee                          Managing Director,                                 United States
(Director)                             TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                ORH HOLDINGS INC.

         The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                   WHICH SUCH EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                   ----------------------------------                 -----------
Andrew Barnard                         President and Chief Executive Officer,             United States
(President)                            Odyssey Re Holdings Corp.
                                       140 Broadway Avenue
                                       39th Floor
                                       New York, NY  10005

Eric P. Salsberg                       Vice President, Corporate Affairs,                 Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario  M5J 2N7

Bradley P. Martin                      Vice President,                                    Canadian
(Vice President and Director)          Fairfax Financial Holdings Limited

Donald L. Smith                        Senior Vice President,                             United States
(Vice President, Secretary             General Counsel and Secretary,
and Director)                          Odyssey Re Holdings Corp.